December 19, 2012
Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A

Re: Empresa Distribuidora y Comercializadora Norte S.A   (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 26, 2012
File No. 001-33422

Dear Mr. Mew,

On behalf of the Company, we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 28, 2012, related to the above-referenced Form 20-F (the “Form 20-F”).

For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 114

1.
We note your disclosure on page 114 that with respect to assessing long-lived assets for impairment, “[i]n spite of the current economic and financial situation…the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances.” We also note on page 115 that in making projections to estimate the undiscounted cash flows, you have estimated that a 5% probability exists that increased electric tariff rates will be approved in 2012, and a combined 95% probability of other scenarios exists that increased electric tariff rates will be approved in 2013. We also note your disclosure on page 84 and 85 that since May 2008, you had submitted eight requests for CMM adjustments to the ENRE and none have been responded to other than the request submitted in May 2008. In light of these negative developments, please explain in further detail the basis behind your assumption that increased electric tariff rates would be approved during 2013 in your assessment of long-lived assets for impairment, in which you compared their carrying values to recoverable values under Argentine GAAP.

Future tariff increases used by us in our assessment of long-lived assets for impairment as of December 31, 2011 were based on the Company´s contractual right derived from the concession contract and the adjustment agreement described in Note 14. Considering our financial and economic situation described in Note 2, the aim of maintaining and guaranteeing the provision of the public service, the presentations made to the government and the status of the discussions held with government representatives at the issuance of the financial statements we assessed that it would be reasonable to expect that such tariff increases would start in 2013.

Complementarily, we inform the Staff that in August 2012 National authorities have announced that they are working on the implementation of a change in the remuneration system in order to restore the economic and financial equation of EDENOR’s Concession Agreement. Furthermore, in November 2012, through Resolution 347/12, the ENRE authorized us to invoice an additional fixed charge to our customers under the terms of clause 4.2 of the Adjustment Agreement which constitutes a positive indicator in line with the estimations made.

2.
In addition, it appears your impairment policy for long-lived assets under Argentine GAAP differs from those under U.S. GAAP based on the disclosure on page 114. However, we note your disclosure in Note 32.II (l) on page F-123 that you state there were no difference between Argentine GAAP and U.S. GAAP. Please explain.

The Company advises the Staff that under Argentine GAAP the carrying value of a long-lived asset is considered impaired by the Company when its value in use or its net realizable value, whichever is greater, is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the greater of the value in use or the net realizable value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell. Under U.S. GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. However, the Company concluded that the carrying value of its long lived assets was not considered impairment under both Argentine GAAP and US GAAP.

In addition, we will in response to the Staff’s comment, amend form 20-F to include additional disclosure about the difference between U.S. GAAP and Argentine GAAP in the accounting policy for impairment of long lived assets.

Signature Page, page 180

3.	Please revise to include a dated Form 20-F signature page.

In response to the Staff’s comment, we will amend Form 20-F to include a dated signature page.

Index to the Consolidated Financial Statements, page F-1

4.
We note on page F-2 that the independent auditors’ report makes reference to the consolidated statements of changes in shareholders’ equity. Additionally, paragraphs (A)(1)(c) and (A)(1)(f) of the instructions to Item 8 of Form 20-F require the inclusion of a “statement showing either (i) changes in equity other than those arising from capital transactions with owners and distributions to owners; or (ii) all changes in equity (including a subtotal of all non-owner items recognized directly in equity);” or “if not included in the primary financial statements, a note analyzing the changes in each caption of shareholders’ equity presented in the balance sheet.” We did not identify a statement or a note that satisfies this requirement. Please revise to include the consolidated statements of changes in shareholders’ equity or a note analyzing the changes in each caption of shareholders’ equity.

In response to the Staff’s comment, we will amend Form 20-F to include the consolidated statements of changes in shareholders’ equity, which was unintentionally omitted.

Note 32. Summary of Significant Differences between Argentine GAAP and U.S. GAAP, page F-97

5.
We note your disclosure on page F-97 that in connection with 2011 acquisition activity, under U.S. GAAP the excess of the fair value of the net assets acquired over the consideration paid has been recognized as a gain due to a bargain purchase. Note that ASC 805-30-50-1(f)(2) requires disclosure of a description of the reasons why the transaction resulted in a gain. Please explain and revise to include the qualitative factors that led to the gain on a bargain purchase.

In response to the Staff’s comment, we will amend Form 20-F to include the qualitative factors that led to a gain on a bargain purchase (i.e., "because the seller had started a process for divesting its net assets in the region and, consequently, it sold them at values lower than their respective fair value").

6.
We note your disclosure on page F-106 of changes in Equity under U.S. GAAP for the two years ended December 31, 2011 and 2010. Note that Rule 3-04 of Regulation S-X and Item 17 of Form 20-F require the inclusion of this disclosure for each period for which an income statement is required. Please revise the disclosure to cover the three years’ period.

In response to the Staff’s comment, we will amend Form 20-F to include changes in equity under U.S. GAAP for the year ended December 31, 2009.

7.
We note your disclosure of the changes in benefit obligations for the years ended December 31, 2011 and 2010 on page F-113. We also note that the beginning of year balance as of January 1, 2011 does not agree to the end of year balance as of December 31, 2010. Please explain or revise.

In response to the Staff’s comment, we will amend Form 20-F to appropriately reconcile the end of year balance as of December 31, 2010 and the beginning of year balance as of January 1, 2011 of the Company's benefit obligations.

8.
Note that ASC 260-10-45-11A states that “(f)or purposes of computing EPS in consolidated financial statements (both basic and diluted), if one or more less-than-wholly-owned subsidiaries are included in the consolidated group, income from continuing operations and net income shall exclude the income attributable to the noncontrolling interest in subsidiaries.” We note your calculation of EPS on page F-116 utilizes “Net (loss) income for the year from continuing operations”, which includes the portion attributable to the non-controlling interest. Please revise.

In response to the Staff’s comment, we will amend Form 20-F to include EPS under U.S. GAAP that excludes the portion of the income attributable to the non-controlling interest in our less-than-wholly-owned subsidiaries.

Item 19. Exhibits

Exhibits 12.1, 12.2 and 13.1

9.	Please revise to include signed and dated certifications of the CEO and CFO.

In response to the Staff’s comment, we will amend Form 20-F to include signed and dated certifications of the Company's CEO and CFO.

***

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

***

Any questions relating to this response letter should be directed to me at 5411 4346-5036 and to my colleague, Leandro Montero, at 5411 4346-5006. We can both be reached by facsimile at 5411 4346-5325.

Sincerely,

    /s/ Edgardo Volosin

          Edgardo Volosin